Exhibit 29

UNDERTAKING

To:	British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The undersigned, for and on behalf of Grown Rogue International Inc. (the “Company”), undertakes, pursuant to Sections 4.2(a)(x) and (x.1) of National Instrument 44-101 – Short Form Prospectus Distributions, that the company will file with the Securities Administrators:

(i) any document affecting the rights of securityholders that relates to the securities being distributed pursuant to the Prospectus that are required to be filed under Section 12.1(1) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”); and

(ii) any material contract required to be filed under Section 12.2 of NI 51-102;

and, in each case if it has not been previously filed, it will be filed promptly and, in any event, no later than seven days after the document becomes effective or the after the execution of the material contract, as applicable.

DATED the 23rd day of April, 2021.

GROWN ROGUE INTERNATIONAL INC.

Per:	“J.Obie Strickler”
J.Obie Strickler
President and Chief Executive Officer